Exhibit 99.1

Notice of Results of Annual General Meeting of Shareholders

Evogene Ltd., or the Company, announced today that all of the proposals submitted to Shareholder approval at its 2016 Annual General Meeting of Shareholders, held on July 20, 2016 in Rehovot, Israel, or the Meeting, were duly approved. At the Meeting, shareholders of the Company approved each of the following by requisite majorities under the Company's articles of association and the Israeli Companies Law, 5799-1999:

1.	The re-election of each of (a) Mr. Martin S. Gerstel, (b) Mr. Ziv Kop, (c) Dr. Adina Makover, (d) Mr. Leon Y. Recanati and (e) Dr. Kinneret Livnat Savitsky (who together constitute the members of our current Board of Directors who have been nominated for an additional term) to serve as a director of our Company for a one-year term, until the next annual general meeting of shareholders of the Company and until their respective successors are elected and duly qualified.

2.	The ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2016 and until the Company’s next annual general meeting of shareholders, and the authorization of the Company’s Board of Directors and/or the audit committee thereof to fix such accounting firm’s annual compensation.

3.	Approval of the payment of a cash bonus to the Company’s President & Chief Executive Officer in respect of 2015 in an amount of $89,310 as determined by our Board of Directors (based on the recommendation of the compensation and nominating committee thereof).

4.	Approval of the objectives related to, and target amount and potential payment in 2017 of, a cash bonus to the Company’s President & Chief Executive Officer to the extent of his achievement during 2016 of those objectives, in accordance with the Company’s 2016 annual bonus plan as determined by our Board of Directors (based on the recommendation of the compensation and nominating committee thereof).

In addition, members of the Company’s management were available to review and discuss the Company’s financial statements for the year ended December 31, 2015.

July 21, 2016